100 North Tampa Street, Suite 4100 P.O. Box 1288 (ZIP 33601-1288) Tampa, Florida 33602-3644 813-227-8500 813-229-0134 Fax www.hklaw.com	Annapolis Atlanta Bethesda Boston Chicago Fort Lauderdale Jacksonville Lakeland Los Angeles Miami New York Northern Virginia Orlando Portland Providence Rancho Santa Fe Sacramento	San Francisco Tallahassee Tampa Washington, D.C. West Palm Beach International Offices: Beijing Caracas** Mexico City Tel Aviv** Tokyo **Representative Office

November 9, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mailstop 3720

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Re:	Switch and Data, Inc.
Registration Statement on Form S-1
(File No. 333-137607)

Gentlemen:

On behalf of our client, Switch and Data, Inc. (the “Company”), and in connection with the Company’s pending Registration Statement on Form S-1 (File No. 333-137607) under the Securities Act of 1933, as amended (the “Act”) referenced above that was initially filed on September 27, 2006 (the “Registration Statement”), we are filing by EDGAR transmission Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with certain exhibits not previously filed (the “Additional Exhibits”).

To expedite your review, we have enclosed with the by-hand copy of this letter five clean and marked copies of Amendment No. 1, together with the Additional Exhibits, with the marked copies showing changes from the Registration Statement filed on September 27, 2006.

Amendment No. 1 includes additions and changes made in response to the comments set forth in the letter addressed to the Company dated October 24, 2006, from Assistant Director Larry Spirgel (the “Comment Letter”), together with certain other revisions. In addition to the responses to the Comment Letter, the Company has made certain updating,

Securities and Exchange Commission

November 9, 2006

conforming, correcting and stylistic changes. The Company is furnishing supplementally certain information requested in the Comment Letter.

The bulk of this letter responds to the comments in the Comment Letter. The headings and numbering correspond to those set forth in the Comment Letter. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comments set forth in the Comment Letter are repeated below in italics with the Company’s response to each comment set forth immediately following each comment. Unless otherwise indicated, references in the responses below to page numbers refer to the page numbers of Amendment No. 1.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, information about your reorganization and your principal and selling stockholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company will include all additional non-Rule 430A information, including anticipated price range information, information about the Company’s corporate reorganization and principal and selling stockholder information, in a future filing. The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of a preliminary prospectus.

2.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Telecommunications Industry Association, Gartner and IDC. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response

In response to the comment set forth above, we respectfully inform the Staff that simultaneously with the filing of Amendment No. 1, the Company is providing supplementally to the Staff copies of the Telecommunications Industry Association, Gartner and IDC reports relied upon for certain statistics cited in the Form S-1. The reports are generally available to persons who subscribe to the services of these entities. The

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November 9, 2006

Telecommunications Industry Association, Gartner and IDC are organizations that in the ordinary course of business analyze and predict various technology trends based upon their own third-party sources. Their reports were neither commissioned nor prepared specifically for use in the Company’s Form S-1. The Company has used the information solely to provide investors with an overview of the technology industry.

Please find below a table created for the Staff’s convenience clearly cross-referencing the particular statement with the underlying factual support.

Statement in Registration Statement	Factual Support Source

1) “Monthly Internet traffic in the U.S. is projected to grow at a 34.4% compound annual growth rate from 2005 to 2008 according to Telecommunications Industry Association.” Page 68	1) “TIA’s 2005 Telecommunications Market Review and Forecast”, Page 102. According to Table III - 7.3, Internet Traffic is projected to grow from 548 Petabytes per Month in 2005 to 1,330 Petabytes per Month in 2008, equivalent to a 34.4% CAGR.

2) “Gartner projects that broadband penetration will increase from 34.3% of U.S. households in 2005 to 53.5% in 2009.” Page 68	2) “Gartner, Forecast: Consumer Telecommunications and Internet Access, United States, 2003-2009”, July 2005, Page 2. According to the last line in Table 1-5, broadband penetration is expected to increase from 34.3% of U.S. households in 2005 to 53.5% in 2009.

3) “International Data Corporation projects that revenue from online gaming services will increase from $1.2 billion in 2005 to $3.9 billion in 2009, representing a 34.2% compound annual growth rate.” Page 69

3) “IDC, U.S. Online PC Gaming 2006-2010 Forecast and Analysis: All About Online Gaming”, March 2006, Page 18. According to Table 3, revenue from online gaming services was $1,202.6 million or $1.2 billion in 2005 and it is expected to increase to $3,902.1 million or $3.9 billion in 2009.

4) “International Data Corporation projects that from 2005 to 2009, the number of U.S. residential Voice-over-IP and Internet protocol television subscribers will grow at a 64.3% and 131.3% compound annual growth rate, respectively.” Page 69	4) “IDC, U.S. Residential VoIP Services 2006-2010 Forecast and Analysis: Where There Is Smoke, Is There Fire?” May 2006, Page 14. According to Table 3, residential VoIP services subscribers are expected to increase from 4,248 in 2005 to 30,940 in 2009, representing a CAGR of 64.3%.

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November 9, 2006

            “IDC, U.S. Digital Cable, Satellite, and Telco

            TV Subscriber 2005-2009 Forecast”,

            December 2005, Page 12. According to

            Table 4, IPTV subscribers are expected

            to increase from 0.18 million to 5.15 million,

            representing a CAGR of 131.3%.

Explanatory Note

3.	Please move this note to your prospectus summary, but discuss your reorganization in plain English, briefly explaining its purpose and effect.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has deleted the section of the Registration Statement titled “Explanatory Note” immediately following the cover page to the Registration Statement because the relevant information is already addressed in the section of the prospectus titled “Prospectus Summary — Corporate Reorganization.”

Prospectus Summary, page 1

4.	To assist investors in understanding your business, please eliminate or briefly explain technical and business jargon in the prospectus summary, and reduce the amount of jargon throughout the rest of the prospectus. Consider explaining when first used industry terms such as, for example, “network neutral interconnection,” “colocation services,” “cross connect” and “high network densities” in clear, concrete, everyday language.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the prospectus, including, without limitation, the section of the prospectus titled “Prospectus Summary” on page 1.

5.	Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. As only one example, please delete the fourth sentence of the italicized paragraph. Once you make your disclosure clear from the context, you will not need to define terms such as “we,’’ “us” and “our.” Further, minimize your use of acronyms in the summary and throughout the prospectus by spelling out the terms, such as, for example, “Internet service providers” instead of “ISPs,” “network service providers” instead of “NSPs” and “compound annual growth rate” instead of “CAGR.”

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the prospectus throughout to remove unnecessary capitalized terms and defined terms and to minimize the use of acronyms. The Company has also revised the section of the prospectus titled “Prospectus Summary” on page 1 by deleting the fourth sentence of the italicized paragraph.

6.	Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Please revise to provide a brief, more balanced, non-repetitive discussion of your company and the offering. For example:

•	eliminate here, or significantly reduce, the detailed industry overview, interconnection services, colocation services, industry trends, and competitive strengths and strategy subsections, which are more appropriate for your business section, and in some cases, repeat exactly the disclosure on page 65 of your business section;

•	discuss that you have had net losses since your inception and through the first two quarters of fiscal 2006 and that you have an accumulated deficit as of June 30, 2006 of $202.1 million, or provide similar disclosure as of a more recent fiscal quarter end;

•	state that you restated your financial statements for the last five fiscal years and generally why;

•	note that you do not own the buildings in which your facilities are located but that you lease facility space;

•	convey that at times you have had service interruptions due to equipment failure and failed to meet customer contract service performance standards; and

•	state that your customer contract terms are typically for one or two years and that your only customer that accounted for more than 10% of your revenues for fiscal 2005 did not renew its contracts.

Response

In response to the comments set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Prospectus Summary” on page 1. In addition, the Company has added a sub-section titled “Summary Risk Factors” to the “Prospectus Summary” section on page 3.

Securities and Exchange Commission

November 9, 2006

7.	Explain what you mean on page one by “reliable and secure” facilities and briefly note the measures or methods by which you made these determinations about your facilities. Also explain what you mean by the sentence, “As a result of the operating leverage inherent in our business model, we believe incremental revenue will increase operating cash flow.”

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company believes that its facilities are “reliable” as measured by the uptime of each facility. Since the inception of each facility, the Company has measured the total accumulated time the infrastructure of each facility is fully operational. The Company tracks all service outages and the time during which service is not available to customers, such as power failures within a facility. Through September 30, 2006, the power and cooling infrastructure has been available 99.9958% of the time. This is an aggregated number across all of the Company’s facilities. Many facilities have never experienced an outage, and the Company guarantees 99.999% uptime. The Company’s service level credits for missing this commitment for the years ended December 31, 2004 and 2005 were $11,000 and $234,000, respectively. The Company’s service level credits for the six months ended June 30, 2006 were $53,000.

The Company also believes that its facilities are “secure.” Many of the facilities in the Company’s top 10 markets are staffed 24 hours a day, seven days a week. In addition, every facility has specific security control procedures including, without limitation, the following: doors are locked at all times, only authorized persons are granted access, mantraps do not allow persons to enter the facility until they pass security clearance, and persons that enter the facility must log in and log out. In addition, every facility has cameras that record all entry and exit points. These cameras are monitored 24 hours a day, seven days a week from the Company’s Security Operations Center in Tampa, Florida. The Company has completed a SAS 70 Type I review of its security control procedures in four of its facilities.

Finally, regarding incremental revenue, the Company believes that as the Company’s facilities become fully utilized, revenues will increase, while most of the fixed costs associated with the operation of the facilities will remain the same thereby increasing its operating cash flow. The Company has revised the prospectus on pages 1 and 67 to clarify this point.

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November 9, 2006

The Offering, page 6

8.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “The Offering” on page 5. Any blanks set forth in the additional language will be completed in a future filing.

Risk Factors, page 10

We do not own the buildings in which our facilities are located..., page 11

9.	Please delete the mitigating language “Although we hold long-term leases for most of our facilities.”

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has deleted the mitigating language.

10.	Please address the trends you discuss in this risk factor in your management’s discussion and analysis.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 39 to include a discussion of the trends discussed in the section of the prospectus titled “Risk Factors — We do not own the buildings……”

We have been sued by several landlords for breaches of our lease agreements…., page 12

11.	So that investors may realize the significance of the potential liabilities, also state the aggregate dollar amount of the claimed damages in the disputes.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors — We have been sued by several landlords for breaches…..” on page 12 to include disclosure regarding the aggregate dollar amount of the claimed damages in the disputes. The Company has also

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November 9, 2006

made conforming changes in the section of the prospectus titled “Business — Legal Proceedings” on page 76.

We depend upon a limited number of service provider customers ....., page 15

12.	State when your agreements expire with the service provider customers.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors — We depend upon a limited number….” on page 15 to describe clearly its dependence upon its network service provider customers and to indicate when the Company’s agreements with such customers expire.

We intend to make future acquisitions..., page 16

13.	To provide context to the risk, discuss the challenges you have already encountered with your acquisitions, rather than simply listing the acquisitions and general risks associated with acquisitions.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors — We intend to make future acquisitions….” on page 15 to include a list of challenges that the Company has already encountered in connection with its previous acquisitions.

We have identified material weaknesses in our internal control...., page 17

14.	This risk factor describes multiple risks, including, at a minimum, those related to your inability to timely file and meet securities law requirements and those related to the inability of investors to rely on your financial statements due to material weaknesses in your internal control over financial reporting. Revise to describe each significant risk in its own, separate risk factor and include risk factor captions that indicate the particular risk to your business, financial condition, or investors. In addition, with respect to your material weaknesses in your internal control over financial reporting, please provide only enough detail to put the magnitude of the risk in context and move the more detailed disclosure to your management’s discussion and analysis. Finally, please move the revised risk factors so that they are the first risk factors in the section.

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Risk Factors” on page 9, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weaknesses in Internal Control” on page 40 to address the comments set forth above.

We have not been successful in attracting customers...., page 20

15.	State whether you presently intend to exit any additional markets within the next twelve months.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors — We have not been successful in attracting customers…….” on page 18, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 39 to include the requested disclosure.

We have significant debt obligations...., page 21

16.	So that investors may understand the magnitude of the risk, disclose the aggregate amount of your debt obligations.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors — We have significant debt obligations….” on page 18 to disclose the aggregate amount of indebtedness under the Company’s existing credit facilities.

Government regulation may adversely affect our business…, page 22

Terrorist activity throughout the world and military action...., page 23

17.	Revise your risk factor captions to convey how government regulation or terrorist activity creates particular risks to you or your investors. Particularly in the case of the general, terrorist activity risk factor, it is not apparent how this risk is materially so significant to you than to other businesses that it should be included in this section. Please advise.

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Risk Factors— Government regulation…” on page 20, and “Risk Factors— Terrorist activity throughout the world…” on page 20 to convey how government regulation or terrorist activity creates particular risks to the Company and its investors. The Company has also included language on page 20 to clarify how terrorist activity is materially significant to the Company.

Use of Proceeds, page 29

18.	State the amount outstanding under the existing credit facilities and the amount of principal and interest you will repay with the proceeds of the offering.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Use of Proceeds” on page 27 to indicate that if the Company successfully enters into a new credit facility, the Company intends to use all of its net proceeds of the offering to repay a portion of the outstanding principal indebtedness under its existing credit facilities. As of June 30, 2006, approximately $145 million of principal was outstanding under such facilities. The section also indicates that the Company does not intend to use any of its proceeds from the offering to repay accrued interest under its credit facilities, as such interest will be paid with working capital. In the event that the Company does not enter into a new credit facility, the Company will use 75% of the net proceeds to repay principal, and the remaining 25% will be used for capital expenditures, working capital and other general corporate purposes. The Company made conforming changes to the sections of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Debt Obligations” on page 58, and “Secured Credit Facility” on page 66.

Dilution, page 34

19.	Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option. Quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Dilution” on page 32 to include language that will quantify the dilution to new investors if the Company’s underwriters fully exercise their over-allotment option and the dilution to new investors that will occur upon exercise of the Company’s outstanding stock options. The Company will fill in the blanks set forth in the revised language in a future filing.

Securities and Exchange Commission

November 9, 2006

Management’s Discussion and Analysis, page 40

General

20.	We note your disclosure under the risk factor “Our costs will increase significantly as a result of operating as a public company...” beginning on page 16. Specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations — Operating Expenses — General and Administrative” on page 44, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources and Uses of Cash” on page 56 to provide estimates of anticipated changes in the Company’s operations, liquidity and capital resources resulting from the reorganization from a private company to a public company.

Material Weaknesses in Internal Control, page 41

21.	Discuss your expected costs in implementing the several actions on page 42 to address the material weaknesses identified by your auditors. Discuss how the costs impacted your historical results of operations and how you expect them to impact your results of operations going forward. Also discuss the expected time frame for implementing the actions you have listed.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weaknesses in Internal Control” on page 42 to include the expected costs of implementing the several actions to be taken to address the material weaknesses identified by the Company’s internal auditors. The additional language also addresses how these costs have impacted historical results and will impact future results and the expected time frame for implementing the corrective actions.

Securities and Exchange Commission

November 9, 2006

Results of Operations, page 45

22.	Please discuss net income (loss) for each period.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” on pages 48, 52 and 55 to discuss net income (loss) for each period.

Liquidity and Capital Resources, page 54

Sources and Uses of Cash, page 55

23.	We note your disclosure on page 55 as to whether you believe you will have sufficient cash to meet capital expenditures, debt service and working capital requirements for the next twelve months. Please provide a more detailed discussion of your ability to meet both long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. Sec Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether management believes you will have sufficient cash and other financial resources to fund operations and meet your debt and other obligations beyond the next twelve months. Discuss in detail how you intend to improve your financial condition and whether and on what basis management expects a change in the apparent trend of your incurring net losses each fiscal year. Address how management expects to improve your financial condition in light of your expected costs to remediate material weaknesses in internal control over financial reporting, your move to being a public company, your loss of your largest customer, your growth plans discussed in the risk factors and business sections, and any limited availability under your present or planned credit facilities.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources and Uses of Cash” on page 56.

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November 9, 2006

Contractual Obligations, page 57

24.	Include the estimated obligations relating to interest payments and discuss how you calculated these amounts. In addition, include totals under each column.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” on page 59 to modify the table set forth therein to include estimated interest payments and total contractual obligations under each column. Future interest expense is based on a projected 3-month LIBOR of 5.40% for July through December 2006, then 5.62% thereafter. Interest expense was calculated by multiplying the outstanding balance by the interest rate for the given time period.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency, page 58

25.	Tell us the amounts related to the 10% appreciation or depreciation of the U.S. dollar that you believe would be insignificant with respect to your financial position, results of operations and cash flows.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company’s operations in Canada accounted for $3.0 million of its total revenues and $0.5 million of its total net loss for the six months ended June 30, 2006. The Company primarily invoices customers for services and pays expenses for this facility in the local Canadian currency. A 10% fluctuation in the exchange rate for the six months ended June 30, 2006 period would have changed revenues by $0.3 million, or 0.55%, and consolidated net loss by $0.05 million, or 0.86%. The Company considers these amounts to be insignificant.

Securities and Exchange Commission

November 9, 2006

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 60

26.	You disclose the significant estimates and assumptions that are used in determining the fair value of long-lived assets, such as replacement cost, economic obsolescence, and liquidation value. Disclose how you use each of these.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Impairment of Long-Lived Assets” on page 62 to delete the language regarding the significant estimates and assumptions that are used in determining the fair value of long-lived assets. This language was included in error as the Company does not believe that such estimates and assumptions related to replacement cost, economic obsolescence and liquidation value are relevant.

Accounting for Income Taxes, page 61

27.	Please revise to state, if true, that management does not believe that any of the deferred tax assets will be realizable during the periods in which they would be available for tax purposes. If management believes that it is more likely than not that some portion of the deferred tax assets will be recognized, that portion would not be subject to the valuation allowance.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounting for Income Taxes” on page 63 to indicate that management of the Company does not believe that the net deferred tax asset will be realizable.

Stock-Based Compensation, page 62

28.	We note your statement that you plan to modify your outstanding Series D-2 Preferred Stock Options. We further note your statement on page 81 that you may incur stock-based compensation expense in connection with this modification. Tell us in detail how and when you will modify these options. Also, tell us your planned accounting for such modifications and how and why you will incur stock-based compensation expense.

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the equity restructuring of Series D-2 Preferred Stock options will be accounted for under the guidance of SFAS 123(R): Shared Based Payment. Paragraph 53 states “Exchanges of share options or other equity instruments or changes to their terms in conjunction with an equity restructuring or a business combination are modifications for purposes of this Statement”. Guidance on modifications of awards of equity instruments is as follows:

51.	A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.

The modification of the D-2 Preferred Stock options is expected to occur immediately before the effective date of the Registration Statement. At present, the terms of the modification have not been determined and therefore we are unable to conclude on the specific accounting treatment at this time. The modification accounting set forth in FAS 123(R) will be followed to determine the amount of any stock-based compensation expense.

Secured Credit Facility, page 63

29.	Disclose the terms of the fixed charge coverage ratio that you did not meet as of March 31, 2006 and the amended fixed charge coverage ratio for the remainder of 2006.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Obligations” on page 59 and “Secured Credit Facility” on page 65 to disclose the terms of the fixed charge coverage ratio that the Company did not meet as of March 31, 2006 and the amended fixed charge coverage ratio for the remainder of 2006.

Securities and Exchange Commission

November 9, 2006

Business, page 65

Company Overview, page 65

30.	To assist investors in understanding how your business operates and how you generate revenues, we encourage you to illustrate, in a very basic fashion, how a typical customer uses each of your general services.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Business — Company Overview” on page 67.

31.	We note your list of customers in the third paragraph of this subsection. Indicate whether these customers are representative of your customer base and, if so, explain why. To provide context, disclose the percentage of revenues generated by each customer or the aggregate percentage revenues generated by each group of customers for the last fiscal year and interim period. Provide similar disclosure under “Our Customers” on page 70.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Business — Our Customers” on page 73.

Our Customers, page 70

32.	Discuss generally the terms of your agreements with your customers. For example, disclose whether you generally have long-term or short-term contracts with your customers.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Business — Our Customers” on page 73 to include disclosure regarding the terms of agreements with its customers.

Securities and Exchange Commission

November 9, 2006

Our Facilities, page 71

33.	Please disclose the material terms of your leases.

Response

In response to the comment set forth above, we respectfully inform the Staff that the disclosure of the material terms of the Company’s leases concerns information for which the Company is seeking confidential treatment. The Company is in receipt of the Staff’s letter dated October 31, 2006 in which the Staff provided comments to the Company’s request for confidential treatment of portions of exhibits under Rule 406 of the Act. The Company will supplementally respond to the Staff’s comments and acknowledges that the Staff will need to resolve any issues regarding the confidential treatment request prior to effectiveness of the Registration Statement. Based on the results of this review, the Company intends to supplement the disclosure in the prospectus with information for which confidential treatment is not obtained.

Competition, page 72

34.	Provide clear support for the statements you make throughout the prospectus about your competitive advantages. Also discuss negative factors pertaining to your competitive position. To the extent known, revise to include a clear, concrete and quantitative discussion of your relative market share in the markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has provided support throughout the prospectus about the Company’s competitive advantage. In addition, the Company has provided disclosure in the section of the prospectus titled “Business — Competition” on page 75 regarding negative factors pertaining to the Company’s competitive position and its inability to provide market share information.

Government Regulation, page 72

35.	Please disclose in more detail the regulations that apply to your business and how these regulations impact your business.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Business—Government Regulation” on page 76 to include more detail regarding the regulations that apply to the Company’s business and how such regulations impact the Company’s business.

Securities and Exchange Commission

November 9, 2006

Management, page 74

Board Committees, page 76

Director Compensation, page 77

2006 Stock Incentive Plan, page 81

36.	When known, revise to specify the directors that will serve on the respective board committees and what the fees will be for non-employee directors. Also, describe in the prospectus and file as an exhibit the 2006 Stock Incentive Plan once adopted.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “ Management” on page 78, “Management — Board of Directors” on page 80, “Management — Board Committees” on page 80, and “Management — Audit Committee” on page 80 to reflect the recent election of M. Alex White to the Company’s board of directors. Mr. White is “independent” as defined under and required by the federal securities laws and the Nasdaq Marketplace Rules. Also, the Company’s board of directors has determined that Mr. White is an “audit committee financial expert”, as defined as defined by Item 401(h) of Regulation S-K of the Exchange Act. The Company will specify the other directors that will serve on the respective board committees in a future filing. Once adopted, the Company will describe in the prospectus, and attach as an exhibit, the 2006 Stock Incentive Plan.

Employment Agreements, page 79

37.	Please disclose the material terms of any options granted pursuant to the employment agreements.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management — Employment Agreements” on pages 83 through 86 to include disclosure regarding the material terms of any options granted pursuant to the employment agreements set forth therein.

Principal and Selling Stockholders, page 82

38.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the identity of the selling stockholders has not been finalized yet, therefore, the Company does not know whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. The Company will identify any selling stockholders to the Staff who are broker-dealers or affiliates of broker-dealers as soon as it obtains that information.

Certain Relationships and Related Party Transactions, page 84

39.	Disclose whether any executive officers or directors are shareholder parties to the described reorganization transactions, and, if any are, name them.

Response

In response to the comments set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Certain Relationships and Related Party Transactions” on page 91 to disclose that George Kelly, George Pollock, Jr., William Roach and Charles Browning, each of whom is either an officer or director, are stockholders and will be entitled, in their capacities as stockholders, to vote, along with other stockholders, for or against the corporate reorganization. When determinable, the Company intends to disclose the number of shares of the Company’s common stock that they are entitled to receive, in the aggregate, in exchange for their shares of capital stock of the Company’s predecessor.

Underwriting, page 95

40.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company’s underwriters have made an initial NASD filing regarding the offering, and the Company will furnish to the Staff a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD as soon as the Company receives that information. Prior to the effectiveness of the Registration Statement, the Company will provide the Staff supplementally with a letter or a call from the NASD informing the Staff that the NASD has no additional concerns. The Company acknowledges that the Staff will need to receive such a letter or call before the Registration Statement will be declared effective.

Securities and Exchange Commission

November 9, 2006

41.	Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by management and the existing stock and option holders before the lock-up period’s expiration.

Response

In response to the comment set forth above, we respectfully inform the Staff supplementally that Deutsche Bank Securities Inc. and Jefferies & Company, Inc. have advised the Company that they have no present intent to waive the 180 day lock-up period and they will only release shares subject to a lock-up agreement in circumstances to be determined on a case by case basis. In considering prior requests to release shares from lock-up agreements, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. have considered such factors as the likelihood of a material market effect from the sale of released shares, the market price for the shares relative to the original offering price, the hardship of any person requesting a waiver and the desirability of fostering an orderly market for the shares.

42.	We note your reference to a qualified independent underwriter in the third full paragraph on page 96. Please identify the qualified independent underwriter and disclose why you are required to have a qualified independent underwriter for the offering.

Response

In response to the comment set forth above, we respectfully request that the Staff please see the last paragraph of the “Underwriting” section of the prospectus beginning on page 104 that identifies the qualified independent underwriter as Jefferies & Company, Inc. and discloses why the Company is required to have a qualified independent underwriter for the offering.

Switch & Data Facilities Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

43.	You have stated that the merger will be reflected in the accompanying financial statements as a fair value exchange at the date of merger with the difference between the fair value of the equity instruments and their respective book values being recorded as a deemed dividend. Tell us your rationale in the accounting literature for recording this reorganization as an exchange at fair value.

Securities and Exchange Commission

November 9, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has assessed whether the restructuring should be accounted for as redemption or an induced conversion of its preferred stock. EITF D-42 makes reference to FAS 84 to use the criteria of an induced conversion of convertible debt to assess whether an induced conversion has occurred. Pertinent facts about the pre-existing securities and the current transaction are as follows:

1)    not all of the existing preferred securities contain a conversion feature;

2)    the preferred securities that contain conversion features are convertible into the Company’s current common stock;

3)    the Company’s current common stock has no current value; and

4)    the form of the restructuring does not contain optionality/features that are only exercisable for a limited time; the prior classes of securities will be redeemed for new common shares pursuant to the investors agreement between the Company and its stockholders.

Because the transaction as proposed involves modifying the existing instruments in a fashion not contemplated in the original instruments, the transaction is not a conversion or an induced conversion of the existing instruments pursuant to the Company’s interpretation of FAS 84; therefore, the transaction should be accounted for as a redemption rather than an induced conversion. As such, based on EITF D-42, the excess of the fair value of the consideration received by holders of the preferred stock in excess of the carrying amount of the preferred stock should be treated as a deemed dividend to the preferred stockholders.

Note 2. Restatement of Previously Reported Financial Statements, page F-8

44.	We note that you have restated only the year ended December 31, 2005 for depreciation and amortization and asset impairment. In your discussion of material weaknesses in internal controls starting on page 17, you disclose that you did not maintain effective controls over the completeness and accuracy of depreciation expense and accumulated depreciation and valuation of your long-lived assets. Tell us why you did not restate for these items in 2003 and 2004. Further, tell us why you did not need to restate any of the three years ended December 31, 2005 for other areas of material weaknesses, such as your revenue and income taxes.

Response

In response to the comment set forth above, we respectfully inform the Staff that in December 2005, the Company performed an impairment analysis pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” and recorded an impairment charge of $1.9 million relating to the asset group of the Kansas City facility. In connection with the Company’s contemplation of an initial public offering and the preparation of 2005 quarterly data, the Company discovered that the Kansas City impairment charge should have been recorded as of March 31, 2005. Accordingly, the Company restated

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November 9, 2006

the 2005 results of operations to reflect the impairment charge as of March 31, 2005. The effect of the restatement is an increase of $143,000 of impairment charges and a decrease of $143,000 in depreciation expense due to the fact that the asset should have been fully written off in 2005. The nature of this change did not require a restatement of the Company’s 2003 and 2004 financial statements, and, because of the minor amounts involved, the Company did not believe that separate disclosure of this adjustment was necessary.

The material weaknesses referenced by the Staff, other than those that required restatement of the Company’s prior financial statements, resulted from the recording of other known material adjustments to the 2005 financial statements in the areas of depreciation, business combinations, impairment of long-lived assets, revenue cutoff and the disclosure of income taxes. These errors were noted by the Company’s independent registered accountants during the audit process but prior to the issuance of the Company’s 2005 financial statements. These errors could have gone undiscovered by the Company had they not been discovered by the independent registered accountants; therefore, they reflect a material weakness in the Company’s internal controls in such areas. These adjustments related only to 2005 and did not require restatement of the prior financial statements.

Note 3. Summary, of Significant Accounting Policies, page F-13

Revenue Recognition, page F-17

45.	Disclose what you consider to be a long-term contract. Also, tell us why you believe it is appropriate to recognize revenue from installation services or technical support immediately for short-term contracts and over the life of the contract for long-term contracts.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 3 — Summary of Significant Accounting Policies — Revenue Recognition” on page F-17 to address our revenue recognition model which is comprised of month-to-month services and long-term agreements.

A long-term agreement is defined as an agreement with a term of more than one month. Long-term agreement revenue is recognized on a straight-line basis over the life of the agreement. Installation services for long-term agreements are recognized on a straight-line basis over the life of the agreement, which the Company believes approximates the term of the customer relationship.

Month-to-month services are typically for interconnection services. These services are provided under an arrangement separate from those services provided under long-term agreements, as defined above. As such, these interconnection services are considered a

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November 9, 2006

separate earning process that is provided and completed on a month-to-month basis. Installation service revenue for these interconnection services is recognized in the period when the installation is complete and has historically been approximately 1% of total revenues.

Technical support services are provided on a time and materials basis and are recognized in the period provided.

46.	You disclose your guarantees of certain service levels. Tell us why you do not record an allowance for these guarantees currently as revenue is being recognized. Tell us what you mean by your disclosure that there have been no significant service level credits recorded in the periods presented. Tell us how much has been recorded for each period and the periods to which they relate.

Response

In response to the comment set forth above, we respectfully inform the Staff on behalf of the Company that service levels are related to outages in a facility. After an outage, the requisite credit is readily determinable. Appropriate credits are recognized in the period in which the outage occurred as a reduction in revenues, i.e., any credits to be granted are known at the time the revenue is recognized. The Company’s service level credits for the years ended December 31, 2004 and 2005 were $11,000 and $234,000, respectively. The Company’s service level credits for the six months ended June 30, 2006 were $53,000.

Segment Information, page F-18

47.	Please provide the enterprise wide disclosure required by paragraphs 38 and 39 of FAS 131.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company added a new section to the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 16 — Segment Information” on page F-40.

Securities and Exchange Commission

November 9, 2006

Note 4. Acquisitions, page F-20

48.	Please disclose the amount of goodwill that is expected to be deductible for tax purposes.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 4 — Acquisitions” on page F-20.

Note 8. Income Taxes, page F-26

49.	Please revise to record your valuation reserve related to non-current deferred tax assets before netting non-current deferred tax liabilities.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 8 — Income Taxes” on page F-27.

Note 9. Loss Per Share, page F-29

50.	Tell us and disclose how management determined that the fair value of the common shares is zero and how and why that impacts the conversion of Junior Stock into common shares.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 9 — Loss Per Share” on page F-29 to disclose how management has determined the value of common shares. Additionally, management’s determination of the value of the common shares is confirmed in the Company’s response to Comment No. 51 below, whereby the Company repurchased a total of 274,000 shares of common stock in February 2006 for $1.

Securities and Exchange Commission

November 9, 2006

Note 10. Common Stock, Series B Common Stock, Special Junior Stock and Preferred Stock

Common Stock, page F-30

51.	Tell us the amount that you paid for the 274 shares of common stock that you acquired in February 2006.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 10 — Common Stock, Series B Common Stock, Special Junior Stock, and Preferred Stock — Common Stock” on page F-31 to indicate that the Company paid $1 for the 274,000 shares of common stock that it acquired in February 2006.

Note 12. Discontinued Operations, page F-37

52.	Provide the disclosure for discontinued operations that is required by paragraph 47 of FAS 144, as applicable.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries — Notes to Consolidated Financial Statements — Note 12 — Discontinued Operations and other Dispositions” on page F-37 to provide the disclosure for discontinued operations that is required by paragraph 47 of FAS 144.

Item 15. Recent Sales of Unregistered Securities, page II-2

53.	Provide all the information required by Item 701 of Regulation S-K for all sales of unregistered securities. In this regard, be sure to address sales of all unregistered securities, such as options. Furthermore, disclose the date of sale for each sale and state briefly the facts relied upon to make the exemption available.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Item 15. Recent Sales of Unregistered Securities” on page II-2.

54.

Please provide a thorough analysis of the exemption from registration you are relying on for the offer and sale of your securities in connection with your reorganization. In your analysis, discuss whether each class of security holders of the predecessor will be voting, how the number of shares to be received by each class

Securities and Exchange Commission

November 9, 2006

of securities will be determined, and the nature and number of the security holders who are being offered shares in the reorganization.

Response

In response to the comment set forth above, we respectfully inform the Staff on behalf of the Company that the Company’s issuance of common stock in connection with the merger of Switch & Data Facilities Company, Inc. (the “Predecessor”) into the Company (the “Reorganization”) is intended to be exempt from registration under the Act, pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.

GENERAL

The Predecessor and all except two of its stockholders (all of the Predecessor’s stockholders as of the date of this Agreement shall be referred to as the “Stockholders”; the Stockholders who executed the Agreement shall be referred to as the “Investors” while the Stockholders who did not execute the Agreement shall be referred to as the “Non-Signers”) executed an investors agreement dated as of March 14, 2003 (as amended to date, the “Agreement”). Pursuant to the Agreement, a formula was set to determine the number of shares of the Company’s common stock that each class of the Stockholders would receive as a result of the Reorganization. Because the Agreement is a binding written commitment of the Stockholders to acquire the shares of the Company’s common stock issued in connection with the Reorganization, the Company believes that the investment decision for each of the Stockholders was made on the date of the Agreement, rather than the date of the Reorganization or the date of the impending registered public offering of the Company’s stock (the “IPO”). Also as a result of the Reorganization, the Company will assume all of the Predecessor’s assets, liabilities and operations; therefore, the Reorganization will result in merely a change in the form, rather than the substance, of the stockholders’ investment in the Predecessor.

SECTION 4(2)

The Securities and Exchange Commission (the “SEC”) and the courts have generally focused on five factors in determining whether an offering meets the Section 4(2) exemption:

1. Number of Offerees. The U.S. Supreme Court emphasized in Ralston Purina that the key issue for purposes of Section 4(2) is whether the offerees have the ability and information to “fend for themselves” in making an investment decision, and that the number of offerees alone is not sufficient to determine whether or not Section 4(2) applies.1 In a release issued after Ralston Purina the SEC stated that the “number of persons to whom the

[1]	Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119, 125 (1953).

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November 9, 2006

offering is extended is relevant only to the question of whether they have the requisite association with and knowledge of the issuer which makes the exemption available.”2

The Predecessor had approximately 175 stockholders as of the date of the Agreement, and each of these stockholders was offered the opportunity to enter into the Agreement. While 175 offerees is a fairly large number, based on the case law and the release cited above, the Company’s issuances in connection with the Reorganization meet the Section 4(2) exemption based on the other four factors discussed below.

2. Sophistication of the Offerees. Generally, the SEC and various courts have held that offerees and purchasers must possess a level of knowledge and experience that is sufficient to understand the issuer’s offering in order for the offering to qualify for the Section 4(2) exemption.

In signing the Agreement, each of the Investors represented that he, she or it (i) was an accredited investor, (ii) had sufficient knowledge, experience, or both, in finance, securities and investments in order to evaluate the risks of the Predecessor’s securities and (iii) had the ability to bear the economic risks of investment in the Predecessor’s securities. In addition, while the Non-Signers, by not signing the Agreement, did not make the representations listed above, they did make similar representations at the time they purchased their respective shares of the Predecessor. Thus, the Predecessor reasonably believed that as of the date of the Agreement, the Non-Signers were sophisticated investors. Finally, as of the date of the Agreement, each Stockholder was a historical shareholder of the Predecessor, and thus, should be considered to have a heightened level of sophistication regarding an investment in the Predecessor.

3. Availability of Information. Each of the offerees must have a sufficient amount of information to evaluate an investment in the issuer. An issuer can satisfy this requirement in either of two ways: a) the offeree’s relationship with the issuer gives the offeree access to all relevant information, or b) the issuer’s disclosure to the offeree of information that is similar to what a registration statement provides.

Prior to their execution of the Agreement, the Predecessor provided each of the Stockholders with a private placement memorandum that disclosed all of the material aspects of the Predecessor’s business. In addition, many of the Stockholders had a sufficiently close association with the Predecessor to enable them to obtain sufficient information to evaluate an investment in the Company. Therefore, through a combination of disclosure and access, each of the Stockholders received sufficient information prior to the execution of the Agreement.

4. Manner of Offering. In order to meet the Section 4(2) exemption, the issuer may not advertise or publicly solicit offerees. Only the Stockholders were able to enter into the

[2]	SEC Release No. 33-4552 (1962), CCH ¶2770, at 2919.

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November 9, 2006

Agreement, thus the Company did not engage in advertising or public solicitation in relation to the execution of the Agreement.

5. Limitations on Resale. In order to meet the requirements of Section 4(2), an issuer must have a reasonable belief that the purchasers acquired the securities for investment purposes, with no view to redistribute, and the issuer must take reasonable precautions to prevent purchasers from reselling the securities.

Each of the Investors represented that he, she or it acquired the securities with an investment intent, and also acknowledged that the Agreement restricted the resale of the securities to be received as a result of the Reorganization.

Based on the discussion above, the issuances in connection with the Reorganization satisfy Section 4(2) and are therefore exempt from registration.

RULE 506 OF REGULATION D

Rule 506 of Regulation D creates a non-exclusive safe harbor under Section 4(2) and allows an issuer to sell securities subject to the conditions below:

1. Number of Investors. In order to qualify under Rule 506, an issuer may sell its securities to an unlimited number of “accredited investors” and up to 35 non-accredited investors.

As discussed above, each of the Investors represented that he, she or it was an accredited investor. Also, the Predecessor reasonably believed that as of the date of the Agreement, each of the Non-Signers was an accredited investor.

2. Sophistication of Purchasers. In order to meet Rule 506, each nonaccredited investor must have sufficient knowledge and experience in financial and business matters to evaluate the issuer’s offering.

As discussed above, each of the Investors represented that he, she or it was both sophisticated and an accredited investor. Also, the Predecessor reasonably believed that as of the date of the Agreement, each of the Non-Signers was sophisticated.

3. Availability of Information. In order to meet Rule 506, an issuer must disclose certain, specific information to non-accredited investors.

Because each of the Investors was an accredited investor, and the Predecessor reasonably believed that each of the Non-Signers was an accredited investor, this requirement was inapplicable to the Agreement and the Reorganization.

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November 9, 2006

4. Manner of Offering. Like the Section 4(2) exemption, an issuer may not advertise or publicly solicit offerees in order to qualify for Rule 506.

As discussed above, the Predecessor did not engage in advertising or public solicitation in connection with the Agreement.

5. Limitations on Resale. To qualify under Rule 506, issuers must take reasonable care that the securities are not resold or transferred other than pursuant to a registration statement or exemption.

As discussed above, each of the Investors represented that he, she or it acquired the Predecessor’s securities with an investment intent, and also acknowledged that the Agreement restricted the resale of these securities.

6. Filing of Form D. A notice of sale on Form D will be filed for the Company’s issuances in connection with the Reorganization no later than 15 days after the Reorganization.

Given the satisfaction of each of the above conditions, the Company’s issuances in connection with the Reorganization will be exempt from registration under Rule 506.

INTEGRATION

If the issuances in connection with the Reorganization are integrated with the IPO, then the issuances would not be exempt under either Rule 506 or Section 4(2). Rule 502(a), however, states that a Regulation D offering will not be integrated with any other offers and sales made more than (1) six months prior to the start, or (2) six months after the completion of the Regulation D offering, so long as no offers or sales of securities of the same or similar class as those of the Regulation D offering were made during either of the six month periods.

The Predecessor did not make any offerings or sales within six months before, or after, the date of the Agreement. Therefore, because the Agreement was entered into more than six months before the IPO, the transactions will not be integrated, and the issuances in connection with the Reorganization will be exempt under both Rule 506 and Section 4(2).

Item 17. Undertakings, page II-5

55.	Please include all required Regulation S-K Item 512(a) undertakings, as amended.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company believes that it has included all of the undertakings required by Regulation S-K Item 512(a), as amended. The Company respectfully requests, to the extent that the Staff

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November 9, 2006

disagrees, to please indicate with specificity the undertaking(s) which the Staff believes should be included.

Exhibits

56.	We note the risk factor beginning “We depend upon a limited number of service provider customers” on page 15. Given your dependence upon these service provider customers to “contribute to the network density that attracts [y]our other telecommunications service providers and [y]our online content provider and enterprise customers,” tell us in your response letter what consideration you have given to filing each agreement with a service provider customer under Item 601(b)(10) of Regulation S-K.

Response

In response to the comment set forth above, we respectfully inform the Staff on behalf of the Company that the Company believes that none of the agreements in question are material to the Company. There are over fifty providers and these providers are concentrated in the Company’s most important facilities. The Company does not believe that any of its major facilities could be materially impacted by the loss of any network provider customer. It is possible that the operations of some of its secondary facilities could be significantly impacted, but the Company does not believe that any such secondary market would likely materially impact its overall results of operations. Accordingly, the Company does not believe that it is required to file such agreements.

57.	We note that you have submitted a request for confidential treatment of portions of exhibits under Rule 406 of the Securities Act. We may issue comments regarding the request in a separate letter and those comments may impact disclosure in the registration statement. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company is in receipt of the Staff’s letter dated October 31, 2006 in which the Staff provided comments to the Company’s request for confidential treatment of portions of exhibits under Rule 406 of the Act. The Company will supplementally respond to the Staff’s comments and acknowledges that the Staff will need to resolve any issues on the confidential treatment request prior to the effectiveness of the Registration Statement.

Please direct any questions or comments with respect to the foregoing to the undersigned at the address set forth at the top of this letter or at (813) 227-8500.

Securities and Exchange Commission

November 9, 2006

We will appreciate your acknowledging receipt of this letter and its enclosures by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

HOLLAND & KNIGHT

/s/ Robert J. Grammig

Robert J. Grammig

DAD/ccm

Enclosures

cc:	Mr. George Pollock, Switch and Data, Inc.
Mr. Andrew J. Pitts, Cravath, Swaine & Moore LLP